                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 4
                                       TO
                                  SCHEDULE TO
                          TENDER OFFER STATEMENT UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                           OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                       HUNTINGDON LIFE SCIENCES GROUP PLC
                            (Name of Subject Company)


                     LIFE SCIENCES RESEARCH, INC. (offeror)
                 HUNTINGDON LIFE SCIENCES GROUP PLC (co-offeror)
                         WALTER STAPFER (co-offeror)

                       ORDINARY SHARES, 5 PENCE EACH, AND
     AMERICAN DEPOSITARY SHARES, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS,
                      EACH REPRESENTING 25 ORDINARY SHARES
                         (Title of Class of Securities)

                                   532169109
                      (CUSIP Number of Class of Securities)


                                 WALTER STAPFER
                                    PMB #251
                             211 EAST LOMBARD STREET
                            BALTIMORE, MARYLAND 21202
                                 (410) 659-0620
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)


                                  ------------


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/      third-party tender offer subject to Rule 14d-1.

         /X/      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Amended Schedule TO") filed by Life Sciences Research, Inc., a Maryland corporation ("LSR"), on October 16, 2001, in connection with the Offer (the "Offer") to exchange one share of issued and outstanding voting common stock of LSR, par value $.01 per share (the "LSR Voting Common Stock"), for 50 issued and outstanding ordinary shares of Huntingdon Life Sciences
Group plc (the "Company"), 5 pence each (the "Ordinary Shares"), and to exchange one share of LSR Voting Common Stock for two American Depositary
Shares of the Company, represented by American Depositary Receipts
(the "ADSs"). Fractions of shares of LSR Voting Common Stock will not be allotted or issued to accepting holders of Ordinary Shares or ADSs. Such holders shall, in lieu of any fractional shares of LSR Voting Common Stock, receive the payment due in respect of such fractional shares in either pounds sterling or U.S. dollars, at their election. The Amended Schedule TO adds the Company and Walter Stapfer as co-offerors.

         The Offer is made upon the terms and subject to the conditions set forth in the Offer Document (the "Offer Document"), which forms a part of the Registration Statement on Form S-4, filed with the Commission on October 11, 2001, as amended on October 16, 2001, November 9, 2001, November 29, 2001, and December 12, 2001, and the related Letter of Transmittal and Form of Acceptance. A copy of the Offer Document is incorporated by reference as Exhibit (a)(1) hereto.

         The information in the Offer Document and the related Letter of Transmittal and Form of Acceptance, and any supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission (the "Commission") by LSR, is hereby incorporated by reference in response to all items of this Schedule TO.


ITEM 12.  EXHIBITS.


(a)(1) Offer Document (incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-4, filed with the Commission on December 12, 2001).

(a)(2)        Letter of Recommendation from the Chairman of the Company
              (incorporated by reference to Amendment No. 4 to the Registration
              Statement on Form S-4, filed with the Commission on December 12,
              2001).

(a)(16) Press Release issued by the Company dated December 12, 2001 (filed under Rule 425 under the Securities Act of 1933 by the Company on December 12, 2001).


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2001


                                          LIFE SCIENCES RESEARCH, INC.


                                          By: /s/ WALTER STAPFER
                                              ---------------------------------
                                              Walter Stapfer
                                              President



                                          HUNTINGDON LIFE SCIENCES
                                            GROUP PLC

                                          By: /s/ ANDREW BAKER
                                              ---------------------------------
                                              Name:  Andrew Baker
                                              Title: Chairman


                                              /s/ WALTER STAPFER
                                              ---------------------------------
                                              Walter Stapfer
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                                  EXHIBIT INDEX

Exhibit Number        Exhibit Name
--------------        ------------


(a)(1) Offer Document (incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-4, filed with the Commission on December 12, 2001).

(a)(2)        Letter of Recommendation from the Chairman of the Company
              (incorporated by reference to Amendment No. 4 to the Registration
              Statement on Form S-4, filed with the Commission on December 12,
              2001).

(a)(16) Press Release issued by the Company dated December 12, 2001 (filed under Rule 425 under the Securities Act of 1933 by the Company on December 12, 2001).